EXHIBIT 97.1

OFFICER ACKNOWLEDGEMENT & AGREEMENT

MAUI LAND AND PINEAPPLE COMPANY, INC. CLAWBACK POLICY

This Acknowledgement & Agreement (the “Acknowledgement”) is delivered by the undersigned named executive officer (“NEO”), as the date set forth below, to Maui Land and Pineapple Company, Inc. (the “Company”). The NEO is an officer (as defined under Section 16 of the Securities Exchange Act of 1934, as amended) of the Company and an employee of the Company or one of its subsidiaries.

Effective November 2, 2022, the Board of Directors (the “Board”) of the Company adopted a clawback policy, attached as Exhibit A hereto (as amended, restated, , or otherwise modified from time to time by the Board, the “Clawback Policy”). The Clawback Policy provides for the recoupment of certain compensation from officers in the event of (i) an accounting restatement resulting from material noncompliance with financial reporting requirements under applicable law, or (ii) other detrimental conduct that has caused or is likely to cause material financial, operational or reputational harm to the Company.

In consideration of the continued benefits to be received from the Company (and/or any subsidiary of the Company) and NEO’s right to participate in, and as a condition to the receipt of, Incentive Compensation (as defined in the Clawback Policy), NEO hereby acknowledges and agrees to the following:

1.	NEO has read and understands the Clawback Policy and has had an opportunity to ask questions to the Company regarding the Clawback Policy.

2.	NEO agrees to be bound by and to abide by the terms of the Clawback Policy and intends for the Clawback Policy to be applied to the fullest extent of the law.

3.

The Clawback Policy shall apply to any and all Incentive Compensation that is approved, awarded or granted to NEO on or after November 2, 2022, and any Incentive Compensation that is outstanding as of November 2, 2022.

4.

In the event of any inconsistency between the provisions of the Clawback Policy and this Acknowledgement or any applicable incentive-based compensation arrangements, employment agreement, equity agreement or similar agreement or arrangement setting forth the terms and conditions of any Incentive Compensation, the terms of the Clawback Policy shall govern.

No modifications, waivers, or amendments of the terms of this Acknowledgement shall be effective unless signed in writing by NEO and the Company. The provisions of this Acknowledgement shall inure to the benefit of the Company, and shall be binding upon, the successors, administrators, heirs, legal representatives and assigns of the NEO.

By signing below, NEO agrees to the application of the Clawback Policy and the other terms of this Acknowledgement.

(Signature)	(Date)

(Name and Title)

EXHIBIT A

MAUI LAND AND PINEAPPLE COMPANY, INC.

CLAWBACK POLICY

INTRODUCTION

The Board of Directors of the Company (the “Board”) believes that it is in the best interests of Maui Land and Pineapple Company, Inc., a Delaware corporation (together with its direct and indirect subsidiaries, the “Company”) and its stockholders to create and maintain a culture that emphasizes integrity and accountability, that reinforces the Company’s pay-for-performance compensation philosophy and deters wrongdoing. The Board has therefore adopted this Clawback Policy (this “Policy”) which provides for the recoupment of certain compensation in the event of (i) an accounting restatement resulting from material noncompliance with financial reporting requirements under the Federal securities laws, or (ii) other detrimental conduct that has caused or is likely to cause material financial, operational or reputational harm to the Company.

ADMINISTRATION

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee of the Board (the “Compensation Committee”), in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

COVERED EXECUTIVES

This Policy applies to any current or former officer of the Company who is (or was at any time from and after the Effective Time (as defined below)) subject to Section 16 of the Securities Exchange Act of 1934, as amended from time to time (each, a “Covered Executive”).

RECOUPMENT - ACCOUNTING RESTATEMENT

In the event the Company is required to prepare a restatement of its financial statements (“Accounting Restatement”) due in whole or in part to the Company’s material noncompliance with any financial reporting requirement under applicable law (including any rule or regulation promulgated thereunder), the Board may require reimbursement or forfeiture of any Excess Incentive Compensation (as defined below) deemed to have been received by any Covered Executive during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an accounting restatement (the “Covered Period”). For the avoidance of doubt, in no event will a restatement of the Company’s financial statements that is not due in whole or in part to the Company’s material noncompliance with any financial reporting requirement under applicable law (including any rule or regulation promulgated thereunder) be considered an Accounting Restatement under this Policy. For example, a restatement due exclusively to a retrospective application of any one or more of the following will not be considered an Accounting Restatement under this Policy: (A) a change in accounting principles; (B) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (C) reclassification due to a discontinued operation; (D) application of a change in reporting entity, such as from a reorganization of entities under common control; (E) adjustment to provision amounts in connection with a prior business combination; and (F) revision for stock splits.

For purposes of this Policy, “Incentive Compensation” means any (A) annual bonus or other short and long-term cash incentive that is earned, and (B) equity award that is vested, in each case, based (in whole or in part) on the attainment of one or more “financial reporting measures.” For these purposes, “financial reporting measures” are any measures used in preparing the Company’s financial statements or terms of compensation awards (or results that are derived from such measures), including, without limitation, (i) revenue, (ii) net income, (iii) earnings before interest, tax, depreciation and amortization, (iv) return on equity, (v) cash flows, (vi) stock price, and (vii) measures of shareholder return, in each case, whether absolute or relative. For the avoidance of doubt, a financial reporting measure need not be presented within the financial statements or included in a filing with the SEC.

Incentive Compensation will be deemed to have been “received” in the fiscal year during which the applicable financial reporting measure (as specified in the terms of the award) is attained, even if the payment occurs after the end of that fiscal year. In addition, the date on which the Company is required to prepare an Accounting Restatement will be deemed to have occurred on the earlier of (A) the date the Board concludes or reasonably should have concluded that the Company’s previously issued financial statements contain a material error, and (B) the date a court, regulator, or other legally authorized body directs the Company to restate its previously issued financial statements to correct a material error.

RECOUPMENT - DETRIMENTAL CONDUCT

In the event that a Covered Executive engages in Detrimental Conduct (as defined below) that, in the sole discretion of the Board, is likely to cause or has caused material financial, operational, or reputational harm to the Company, the Board may recover Incentive Compensation received by the Covered Executive from and after the date on which such Detrimental Conduct occurred. “Detrimental Conduct” consists of:

i.	the commission of an act of fraud, misappropriation, or embezzlement in the course of employment;

ii.

the commission of a criminal act, whether or not in the course of employment or in the workplace, that constitutes a felony (or substantial equivalent thereof in a non-US jurisdiction) or other serious crime involving moral turpitude, dishonesty, or fraud;

iii.	the material violation of a non-compete, non-solicitation, or confidentiality agreement;

iv.	the material breach of the Company’s Code of Conduct (the “Code”) that could give rise to dismissal under the Code; or

v.	any act or omission that resulted in such Covered Executive’s termination for Cause (as defined below).

For the purposes of this Policy, “Cause” shall, as of any applicable date of determination, have the meaning ascribed to such term in the agreement and/or plan governing the most recent equity (or other long-term incentive) award granted to the applicable Covered Executive.

AMOUNT AND METHOD OF RECOVERY - NO ADDITIONAL PAYMENTS

The Board shall determine the amount of Incentive Compensation paid to be recovered in its sole discretion as follows:

i.

In the event of recoupment due to an Accounting Restatement, up to the sum of (x) the amount (if any) by which the Incentive Compensation received exceeds the amount that would have been received if calculated based upon the financial reporting measures had such error(s) not been made (“Excess Incentive Compensation”), and (y) to the extent that the Board determines that the Accounting Restatement is due in any material respect to the actions, or failure to taken action, of a Covered Executive, any costs incurred by the Company in connection with such Accounting Restatement (including, without limitation, any legal, audit and accounting fees incurred in investigating and preparing such Accounting Restatement, any fees incurred in responding or defending any claims relating in whole or in part to the Accounting Restatement or the facts or circumstances relating thereto, and any amounts paid in settlement of or on account of any judgment relating to any such claims). For Incentive Compensation based in part of whole on stock price or measures of shareholder return, Excess Incentive Compensation will be calculated in such manner as the Board deems appropriate in its sole discretion under the circumstances.

ii.

In the event of recoupment due to Detrimental Conduct, an amount of Incentive Compensation up to and based upon the Covered Person’s relative degree of fault or involvement, the impact of the conduct on the Company, the magnitude of any loss caused and other relevant facts and circumstances.

In no event shall the Company be required to award Covered Executives an additional payment if the restated or accurate financial results would have resulted in a higher incentive compensation payment.

If Incentive Compensation in the form of an equity award is recoverable pursuant to this Policy, the Company will be entitled to: (A) if the equity award is still outstanding, cause the Covered Executive to forfeit the award; (B) if the equity award has been exercised or settled into shares (the “Underlying Shares”) and the Covered Executive still holds the Underlying Shares, recover the number of Underlying Shares (less any exercise price, if any, paid in cash for the Underlying Shares); and (C) if the Underlying Shares have been sold by the Covered Executive, recover the after-tax portion of the proceeds received by the Covered Executive from the sale of the Underlying Shares (less any exercise price, if any, paid in cash for the Underlying Shares).

In addition, the Board may determine, in its sole discretion, any additional method for recouping Incentive Compensation hereunder which may include, without limitation: (A) requiring reimbursement of cash Incentive Compensation previously paid; (B) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive; or (C) taking any other remedial and recovery action permitted by law, as determined by the Board.

NO INDEMNIFICATION

The Company shall not indemnify any Covered Executives against (i) the loss of any incorrectly awarded Incentive Compensation or any Incentive Compensation that is recouped pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy.

INTERPRETATION

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy.

EFFECTIVE DATE

This Policy shall be effective as of November 2, 2022 (the “Effective Date”) and shall apply to any and all Incentive Compensation that is approved, awarded or granted to Covered Executives on or after that date and any Incentive Compensation that is outstanding as of the Effective Date.

AMENDMENT - TERMINATION

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary, including as and when it determines that it is legally required by Securities and Exchange Commission rule or the rules of any national securities exchange on which the Company’s securities are listed. The Board may terminate this Policy at any time.

OTHER RECOUPMENT RIGHTS - NO ADDITIONAL PAYMENTS

The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

IMPRACTICABILITY

The Board shall have the sole discretion to consider all facts and circumstances in determining whether to recover any Incentive Compensation in accordance with this Policy. In determining whether to require reimbursement or forfeiture, and if so, the amount of such reimbursement or forfeiture, the Board may take into account such considerations as it deems appropriate, including, without limitation: (A) the likelihood of success in seeking reimbursement or forfeiture under governing law relative to the effort involved; (B) whether the assertion of a reimbursement or forfeiture claim may prejudice the interests of the Company in any related proceeding or investigation, or otherwise; (C) whether the expense of seeking reimbursement or forfeiture is likely to exceed the amount sought or likely to be recovered; (D) the passage of time since the occurrence of any acts or omissions giving rise, directly or indirectly, to the Accounting Restatement or Detrimental Conduct; (E) any pending or threatened legal proceeding relating to any acts or omissions giving rise, directly or indirectly, to the Accounting Restatement or Detrimental Conduct, and any actual or anticipated resolution (including any settlement) relating thereto; and (F) such other factors as it may deem appropriate under the circumstances.

SUCCESSORS

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators, or other legal representatives.

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